Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine months ended		Year ended December 31,
	September 30, 2013	September 30, 2012	2012	2011	2010	2009(1)		2008(1)

Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$130,451	$98,709	$160,282	$239,148	$242,942	($579,694)		($232,959)

Fixed charges :

Interest expense and capitalized interest	242,999	291,728	379,086	505,523	653,603	754,506		994,919

Estimated interest component of net rental payments	7,104	9,591	9,752	13,470	26,688	28,866		34,975

Total fixed charges including interest on deposits	250,103	301,319	388,838	518,993	680,291	783,372		1,029,894

Less: Interest on deposits	105,968	143,193	184,089	269,487	350,881	501,262		700,122

Total fixed charges excluding interest on deposits	144,134	158,126	204,749	249,506	329,410	282,110		329,772

Income before income taxes and fixed charges (including interest on deposits)	$380,554	$400,028	$549,120	$758,141	$923,233	$203,678		$796,935

Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$274,586	$256,835	$365,031	$488,654	$572,352	($297,584)		$96,813

Ratio of earnings to fixed charges

Including interest on deposits	1.5	1.3	1.4	1.5	1.4		(A)		(A)

Excluding interest on deposits	1.9	1.6	1.8	2.0	1.7		(A)		(A)

Ratio of earnings to fixed charges and preferred stock dividends

Including interest on deposits	1.5	1.3	1.4	1.4	1.4		(A)		(A)

Excluding interest on deposits	1.9	1.6	1.8	1.9	1.7		(A)		(A)

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During the years ended December 31, 2009 and 2008, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $625 million and $235 million to achieve ratios of 1:1 in the corresponding periods of 2009 and 2008.